UNITED STATES                            OMB APPROVAL
 SECURITIES AND EXCHANGE                      OMB Number:
        COMMISSION                            3235-0145
  Washington, D.C. 20549                      Expires: December 31, 2005
      SCHEDULE 13D/A                          Estimated average burden hours per
                                              response. . 15

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*



                          DANIELSON HOLDING CORPORATION


                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE


                         (Title of Class of Securities)

                                    236274106


                                 (CUSIP Number)

                           THIRD AVENUE MANAGEMENT LLC
                              ATTN: MR. DAVID BARSE
                          622 THIRD AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 888-5222


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 31, 2005


             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [y]

NOTE : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  236274106
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Third Avenue Management LLC (EIN 01-0690900)
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)                                                                  o
          (b)                                                                  o
     3. SEC Use Only
     4. Source of Funds (See Instructions) WC (See Item 3.)
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o
     6. Citizenship or Place of Organization
        Delaware
Number of                 7.                            Sole Voting Power
Shares                                                  4,535,622
Beneficially
Owned by
Each
Reporting
Person With
                          8.                            Shared Voting Power
                                                        0
                          9.                            Sole Dispositive Power
                                                        4,535,622
                          10.                           Shared Dispositive Power
                                                        0
     11. Aggregate Amount Beneficially Owned by Each Reporting Person
         4,535,622
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
     13. Percent of Class Represented by Amount in Row (11)
         6.2% (1)
     14. Type of Reporting Person (See Instructions)
         IA


(1) Calculated based on 72,816,011 shares of Common Stock outstanding as of November 1, 2004, based upon information contained in the Form 10-Q filed by the Issuer with respect to the quarterly period ended September 30, 2004.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Martin J. Whitman
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                                                                       o
     (b)                                                                       o
3.   SEC Use Only
4.   Source of Funds (See Instructions)
     PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o
6. Citizenship or Place of Organization
   United States of America
Number of                 7.                            Sole Voting Power
Shares                                                  1,254,145 (1)
Beneficially
Owned by
Each
Reporting
Person With
                          8.                            Shared Voting Power
                                                        0
                          9.                            Sole Dispositive Power
                                                        1,254,145 (1)
                          10.                           Shared Dispositive Power
                                                        0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,254,145 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [y] (1)
13. Percent of Class Represented by Amount in Row (11)
    1.7% (2)
14. Type of Reporting Person (See Instructions)
    IN


(1) Includes: (i) 935,649 shares beneficially owned by Mr. Whitman (including 166,426 shares of Common Stock owned by Mr. Whitman's wife) and (ii) 318,496 shares of Common Stock owned by a private investment company of which Mr. Whitman is the principal shareholder. Excludes 4,535,622 shares of Common Stock beneficially owned by TAM.

(2) Calculated based on 72,816,011 shares of Common Stock outstanding as of November 1, 2004, based upon information contained in the Form 10-Q filed by the Issuer with respect to the quarterly period ended September 30, 2004.

EXPLANATORY NOTE

This Amendment No. 2 amends and supplements the Schedule 13D originally filed on December 12, 2003 (the "ORIGINAL SCHEDULE 13D"), thereafter amended by Amendment No. 1 filed on July 7, 2004 (as heretofore amended, the "AMENDED SCHEDULE 13D") by Third Avenue Management LLC ("TAM") and Martin J. Whitman (collectively, the "REPORTING PERSONS") relating to the common stock, par value $0.10 per share (the "COMMON STOCK") of Danielson Holding Corporation, a Delaware corporation (the "ISSUER").

The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly was filed in the Original Schedule 13D and is incorporated herein by reference. Unless otherwise defined, capitalized terms used in this Amendment No. 2 shall have the meaning ascribed to them in the Original Schedule 13D filed by the Reporting Persons on December 12, 2003.


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 3 of the Original Schedule 13D, as amended by the Amended Schedule 13D, is hereby amended and supplemented by inserting the following text immediately after the last paragraph of Item 3 of the Amended
Schedule 13D:

AMERICAN REF-FUEL INVESTMENT

On February 1, 2005, the Issuer publicly announced its intention to acquire all of the outstanding capital stock of American Ref-Fuel Holdings Corp., and to refinance certain existing indebtedness of the Issuer's subsidiary, Covanta Energy Corporation (the "ACQUISITION"). In connection therewith, the Issuer also announced its intention to issue PRO RATA to all holders of the Issuer's Common Stock rights to purchase newly-issued shares of Common Stock in the aggregate amount of approximately $400 million (the "RIGHTS OFFERING"). Such rights will enable existing stockholders to purchase nine-tenths (0.90) share of new Common Stock for each outstanding share of Common Stock held by such stockholder, at a purchase price not to exceed $6.00 per share. On January 31, 2005, TAM, on behalf of the Third Avenue Value Fund (hereafter "Third Avenue Value Fund" or "TAVF") entered into an Equity Commitment for Rights Offering agreement (the "EQUITY COMMITMENT") with the Issuer pursuant to which TAM committed, on behalf of TAVF, to exercise in full all of the basic subscription rights issued to it in the Rights Offering and to pay for and acquire the Common Stock of the Issuer to be issued in connection therewith, subject to certain conditions precedent set forth in the Equity Commitment. TAM, on behalf of TAVF, also has the right, but not the corresponding obligation, to acquire additional shares of Issuer's Common Stock in connection with the Rights Offering to the extent that shares made available to other shareholders under the Rights Offering are not subscribed for by such other current shareholders of the Issuer. A copy of the Equity Commitment is attached hereto as Exhibit 6 and incorporated herein by reference thereto.

In consideration for the making of the Equity Commitment, the Issuer agreed to pay to TAM, on behalf of TAVF, an amount equal to not less than 1.5% nor more than 2.25% of its respective equity commitment (depending on the date of the commencement of the Rights Offering, as more fully described in the Equity Commitment). TAM will be granted certain registration rights with respect to shares of Common Stock of the Issuer held by the Third Avenue Value Fund which rights are more fully described in the Equity Commitment and will be memorialized in a registration rights agreement. If TAM purchases only its PRO RATA portion of the Common Stock made available under the Rights Offering, at a maximum of $6.00 per share, its aggregate cost would be approximately $24,800,000.00 ($400 million x 6.2% x $6.00 per share). All funds to be used in effecting TAM's Equity Commitment will be obtained from the assets of the Third Avenue Value Fund.

ITEM 4.                           PURPOSE OF THE TRANSACTION

The information set forth in Item 4 of the Original Schedule 13D, as heretofore amended by the Amended Schedule 13D, is hereby further amended and supplemented by inserting the following text immediately after the second paragraph of Item 4 of the Original Schedule 13D:

The Equity Commitment was entered into by TAM on behalf of the Third Avenue Value Fund so as to provide the Issuer with an assurance that in connection with the contemplated American Ref-Fuel transaction, TAM would subscribe for and purchase its PRO RATA portion of the Rights Offering, thus providing to the Issuer a portion of the funding required to consummate the contemplated transactions.


ITEM 5.                           INTEREST IN SECURITIES OF THE ISSUER

The information set forth in Item 5 of the Original Schedule 13D, as heretofore amended by the Amended Schedule 13D, is hereby further amended and supplemented by deleting the text set forth in Item 5 of the Original Schedule 13D in its entirety and replacing it with the following text:

(a) and (b) To the knowledge of the Reporting Persons, based upon information contained in the Form 10-Q filed by the Issuer with respect to the quarterly period ended September 30, 2004, there were 72,816,011 shares of Common Stock outstanding as of September 30, 2004. Based upon the foregoing, the 4,535,622 shares of Common Stock beneficially owned by TAM on behalf of the Third Avenue Value Fund (the "SUBJECT SHARES") represent approximately 6.2% of the issued and outstanding Common Stock. The Subject Shares exclude 8,588 shares of Common Stock previously reported by TAM and held on behalf of various separately managed clients for whom TAM acted as investment adviser. Such shares have been transferred out of accounts advised by TAM.

TAM possesses voting and dispositive control over shares of Common Stock held by TAVF under its discretionary authority. TAM is the sole investment adviser that manages TAVF.

TAM has the power to vote and dispose of the Subject Shares as follows:

(i)   Sole power to vote or direct the vote: 4,535,622

(ii)  Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 4,535,622

(iv)  Shared power to dispose or direct the disposition: 0


Information with respect to the other persons named in Item 2 hereto is as follows (based on the total of 72,816,011 outstanding shares of Common Stock as described above):

o     MR. WHITMAN

(a) Amount beneficially owned: Mr. Whitman beneficially owns 1,254,145 shares of Common Stock, which includes (i) 166,426 shares of Common Stock beneficially owned by Mr. Whitman's wife and (ii) 318,496 shares of Common Stock beneficially owned by a private investment company of which Mr. Whitman is the principal shareholder and excludes the 4,535,622 shares of Common Stock beneficially owned by TAM.

(b) Percent of class: 1.7%

(c) Number of shares as to which such person has:

   (i)   Sole power to vote or direct the vote: 1,254,145

   (ii)  Shared power to vote or direct the vote: 0

   (iii) Sole power to dispose or direct the disposition: 1,254,145

   (iv)  Shared power to dispose or direct the disposition: 0

o     MR. BARSE

(a) Amount beneficially owned: 486,932 shares of Common Stock (including shares underlying currently exercisable options to purchase an aggregate of 138,425 shares of Common Stock at an exercise prices ranging from $5.3125 per share to $7.0625 per share).

(b) Percent of class: .05%

(c) Number of shares as to which such person has:

   (i)   Sole power to vote or direct the vote: 486,932

   (ii)  Shared power to vote or direct the vote: 0

   (iii) Sole power to dispose or direct the disposition: 486,932

   (iv)  Shared power to dispose or direct the disposition: 0




o     MR. HALL

(a) Amount beneficially owned: 8,750 shares of Common Stock.

(b) Percent of class: 0.001%

(c) Number of shares as to which such person has:

   (i) Sole power to vote or direct the vote: 8,750

   (ii) Shared power to vote or direct the vote: 0

   (iii) Sole power to dispose or direct the disposition: 8,750

   (iv) Shared power to dispose or direct the disposition: 0


Each of the Reporting Persons disclaims beneficial ownership of any securities of the Issuer beneficially owned by SZ Investments, L.L.C . or D. E. Shaw Laminar Portfolios, L.L.C.

Mr. Whitman disclaims beneficial ownership of TAM share holdings. The Reporting Persons have not acted and do not act in concert or as a group in acquiring, holding or disposing of the Common Stock.

Except as set forth above, as of the date hereof, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 hereto, owns any shares of Common Stock.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 hereto.

(d) TAVF has the right to receive dividends from, and the proceeds from the sale of, the 4,535,622 shares reported by TAM. Various other separately managed clients for whom TAM previously acted as investment adviser have transferred 8,588 shares of Common Stock from TAM's account. Since such date, TAM no longer has the right to receive dividends from, and the proceeds from the sale of, such shares. Mr. Whitman has the right to receive dividends from, and the proceeds from the sale of, the 1,254,145 shares reported by Mr. Whitman. Mr. Barse has the right to receive dividends from, and the proceeds from the sale of, the 348,507 shares beneficially owned by Mr. Barse. Mr. Hall has the right to receive dividends from, and the proceeds from the sale of, the 8,750 shares beneficially owned by Mr. Hall.

(e) Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1* Note Purchase Agreement among Danielson Holding Corporation, SZ Investments, L.L.C., D. E. Shaw Laminar Portfolios, L.L.C. and Third Avenue Trust, on behalf of Third Avenue Value Fund Series, dated as of December 2, 2003 (incorporated by reference from Exhibit 2.2 to Danielson Holding Corporation's Current Report on Form 8-K filed on December 5, 2003).

Exhibit 2* Registration Rights Agreement among Danielson Holding Corporation, SZ Investments, L.L.C., D. E. Shaw Laminar Portfolios, L.L.C. and Third Avenue Trust, on behalf of Third Avenue Value Fund Series, dated as of December 2, 2003 (incorporated by reference from Exhibit
            4.1 to Danielson Holding Corporation's Current Report on Form 8-K filed on December 5, 2003).

Exhibit 3* Disclaimer of Affiliation and Control, submitted by Third Avenue Trust, on behalf of the Third Avenue Value Fund Series, to the Insurance Commissioner of the State of California, dated December 2, 2003, as amended by the Amendment and Supplement to Disclaimer of Affiliation and Control, dated December 12, 2003 (incorporated by reference from Exhibit 3 to the Schedule 13D filed by Third Avenue Management LLC with respect to the Issuer on December 12, 2003).

Exhibit 4* Disclaimer of Affiliation and Control, submitted by Third Avenue Trust, on behalf of the Third Avenue Value Fund Series, to the Insurance Commissioner of the State of Montana, dated December 2, 2003, as amended by the Amendment and Supplement to Disclaimer of Affiliation and Control, dated December 12, 2003 (incorporated by reference from Exhibit 4 to the Schedule 13D filed by Third Avenue Management LLC with respect to the Issuer on December 12, 2003).

Exhibit 5* Joint Filing Agreement between Third Avenue Management LLC and Martin J. Whitman, dated December 12, 2003 (incorporated by reference from Exhibit 5 to the Schedule 13D filed by Third Avenue Management LLC with respect to the Issuer on December 12, 2003).

Exhibit 6 Equity Commitment for Rights Offering, dated January 31, 2005, by and between Danielson Holding Corporation and Third Avenue Trust on behalf of Third Avenue Value Fund.


* Incorporated herein by reference as indicated.

                                    SIGNATURE


After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  July 7, 2004

                  THIRD AVENUE MANAGEMENT LLC
                  By:           /s/ W. James Hall
                                Name:            W. James Hall
                                Title:           General Counsel and Secretary
                  MARTIN J. WHITMAN
                  /s/ Martin J. Whitman
                  Martin J. Whitman


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).